Exhibit (a)(2)

October 17, 2011

From: Dividend Capital Total Realty Trust

To: Financial Advisors

Re: Dividend Capital Total Realty Trust Board Makes Recommendations Regarding Tender Offer Commenced by Affiliates of MacKenzie Patterson Fuller and the Company’s Self-Tender Offer

On September 30, 2011, affiliates of MacKenzie Patterson Fuller, LP (“MPF”) commenced an unsolicited offer to purchase up to 10,000,000 shares of common stock of Dividend Capital Total Realty Trust Inc. (the “Company”) at a price of $5.00 per share in cash, less the amount of any dividends paid or declared with respect to the shares on or between the date of the offer and the expiration date of the offer (the “MPF Offer”). Based on the Company’s interpretation of MPF’s statement that it intends to deduct “dividends declared or made” with respect to the shares from the commencement of the MPF Offer through its stated expiration date of November 21, 2011, the net offer price is expected to be approximately $4.78 per share.

After carefully evaluating the MPF Offer and consulting with our management and outside legal advisor, the Board of Directors of the Company recommends that investors reject the MPF Offer and not tender their shares.

Furthermore, in order to deter MPF and other potential bidders that may try to exploit the illiquidity of shares of the Company’s common stock and acquire them from stockholders at prices substantially below their fair value, the Board has authorized a self-tender offer (the “Self-Tender Offer”) to purchase up to 10,000,000 shares of common stock of the Company at $6.00 per share and without reduction for any dividends declared or made with respect to the shares. However, the Board believes that the offer price under the Self-Tender Offer is still less than the current and potential long-term value of the shares. Accordingly, the Board does not recommend that stockholders tender their shares in the Self-Tender Offer or the lower MPF Offer.

For additional information, please access our SEC filings [insert link to PDF of materials] related to this matter.